Exhibit 21.1

TriMas Corporation Significant(1) Subsidiary List

Allfast Fastening Systems, LLC (California limited liability company)
Monogram Aerospace Fasteners, Inc. (Delaware corporation)
Norris Cylinder Company (Delaware corporation)
Rieke Corporation (Indiana corporation)

Certain companies may also use trade names or other assumed names in the conduct of their business.

(1) As defined in Rule 1-02(w) of Regulation S-X, and other more significant operating companies as determined by management